Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF MERGER OF

DOMESTIC CORPORATIONS

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law, the undersigned corporation executed the following Certificate of Merger:

FIRST: The name and state of incorporation of each of the constituent corporations is as follows:

Marlborough Software Development Holdings, Inc., a Delaware corporation Pageflex Acquisitions, Inc., a Delaware corporation

SECOND: The Agreement and Plan of Merger (the “Merger Agreement”) has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with Section 251 and Section 228 of the Delaware General Corporation Law.

THIRD: The name of the surviving corporation is Pageflex, Inc.

FOURTH: The Certificate of Incorporation of Marlborough Software Development Holdings, Inc. shall be the surviving corporation’s Certificate of Incorporation, subject to the following amendment to Article First therein:

“FIRST: The name of the corporation is Pageflex, Inc. (the “Corporation”).”

FIFTH: The merger is to become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: The Merger Agreement is on file at 500 Nickerson Road, Marlborough, MA 01752, the place of business of the surviving corporation.

SEVENTH: A copy of the Merger Agreement will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

IN WITNESS WHEREOF, said surviving corporation has caused this certificate to be signed by an authorized officer, the 6th day of December, 2013.

By:	/s/ Pinhas Romik
Name:	Pinhas Romik
Title:	Chief Executive Officer